Mail Stop 4720

September 10, 2009

Richard J. Freer, Ph.D.
Chief Operating Officer and Acting Secretary
Commonwealth Biotechnologies, Inc.
601 Biotech Drive
Richmond, Virginia 23235

> **Re: Commonwealth Biotechnologies, Inc.**
> **Revised Preliminary Proxy Statement on Form PRER14A**
> **Filed September 1, 2009**
> **File No. 001-13467**

Dear Dr. Freer:

This is to advise you that we have limited our review of the above proxy statement to the issues identified below. Where indicated, we think you should revise your documents in response to our comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Revised Preliminary Proxy Statement

1. We note that you have included a proposal in your revised proxy statement in relation to the sale of CBI Services and Fairfax Identity Laboratories to Bostwick Laboratories, Inc. As this transaction appears to involve the sale of a substantial part of the Company's assets, please revise your proxy statement to provide all disclosure required under Item 14 of Schedule 14A in relation to this transaction, including historical and pro forma financial statements. Please see Question 6 to the Telephone Interpretations, Third Supplement July 2001.

2. We also note that as part of your Asset Sale to Bostwick Laboratories, Inc., Bostwick will offer employment to your President and Executive Vice President. Please revise your proxy statement to describe any conflicts of interest that may exist in relation to the approval of the transaction. Please include the disclosure required under Item 5 of Schedule 14A.

3. We note your disclosure in the Form 8-K filed September 4, 2009, that you have entered into a definitive agreement with GL Group to acquire all of the outstanding shares of GL Biochem (Shanghai) Ltd, GL Biochem (Danyang) Ltd, GL Peptide (Binhai) Ltd, and 86% of the shares of GL Peptide (Shanghai) Ltd. We also note your disclosure that a definitive agreement for the sale of CBI Services and FIL divisions to Bostwick Laboratories was a key condition precedent to your definitive agreement with GL Group. Note A to Schedule 14A requires that you provide all information that would be required if shareholders were voting on the acquisition of GL Group unless the shareholders will have an opportunity to vote on the acquisition in the future. Please revise your filing to provide all required information relating to this transaction. Alternatively, if shareholders will have an opportunity to vote on the transaction, revise your filing to provide a summary of the acquisition and indicate that the shareholders will have an opportunity to vote on the transaction.

*   *   *

As appropriate, please amend your filing in response to these comments. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Bryan Pitko at (202) 551-3203 with any questions. In this regard please also feel free to contact me at (202) 551-3715.

Sincerely,

Jeffrey Riedler
Assistant Director